VERB TECHNOLOGY COMPANY, INC.

2210 Newport Boulevard, Suite 200

Newport Beach, California 92663

July 15, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Cara Wirth and Lilyanna Peyser

Re:	Verb Technology Company, Inc.
Registration Statement on Form S-1 (File No. 333-239055)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Verb Technology Company, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-239055) (the “Registration Statement”), so that it may be declared effective at 5:30 p.m. Eastern Time on July 15, 2020, or as soon as practicable thereafter.

The Company hereby confirms that it is aware of its responsibilities under the 1933 Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Larry A. Cerutti of Troutman Pepper Hamilton Sanders LLP, by telephone at (949) 622-2710 or by email at larry.cerutti@troutman.com. The Company hereby authorizes Mr. Cerutti of Troutman Pepper Hamilton Sanders LLP to orally modify or withdraw this request for acceleration.

Very truly yours,

VERB TECHNOLOGY COMPANY, INC.

By:	/s/ RORY J. CUTAIA
Rory J. Cutaia
President, Chief Executive Officer, Secretary and Director